

September 16, 2013

Jeffrey W. Benck
President and Chief Executive Officer
Emulex Corporation
3333 Susan Street
Costa Mesa, CA 92626

cc: Board of Directors

Dear Jeff,

Starboard Value LP, together with its affiliates ("Starboard"), currently owns securities representing beneficial ownership of approximately 7.9% of the outstanding shares of Emulex Corporation ("Emulex" or the "Company"), making us one of the Company's largest shareholders. We have conducted extensive research on Emulex, its different businesses, and the markets in which those businesses operate. Based on this research, we believe Emulex is extremely undervalued and that clear opportunities exist within the control of management and the Board of Directors of the Company (the "Board") to unlock significant shareholder value.

We appreciate the time that you and your senior management team have spent with us during our research process. We have enjoyed the meetings and phone conversations that we have had with you and particularly appreciated the opportunity to discuss your views on Emulex's business and the challenges it faces.

We are writing to express our disappointment with the Company's fiscal fourth quarter results and to urge you to take immediate action to address Emulex's poor operating and share price performance. As you can see in the chart below, Emulex's share price has underperformed both its peer group and the broader market over virtually every time frame. Over the past five years alone, Emulex's share price had declined over 40% prior to July 3, 2013, the date of the first news report speculating that the Company had engaged a financial advisor to explore strategic alternatives. As of July 2, Emulex's share price was $6.66, which is 39% lower than the $11.00 all-cash offer to acquire the Company made by Broadcom Corporation in 2009 that the Board rejected.

Emulex Historical Share Price Performance

	Share Price Performance [1]		
	1 Year	3 Year	5 Year
Russell 2000 Index	24.3%	72.2%	57.9%
S&P 500 Computer Storage Index	23.3%	41.8%	86.7%
Emulex	**-8.3%**	**-27.4%**	**-40.0%**
Underperformance vs. Russell 2000	-32.5%	-99.6%	-97.9%
Underperformance vs. S&P 500 Computer Storage	-31.6%	-69.2%	-126.7%

1. Total Return as of July 2, 2013. One day prior to July 3rd Bloomberg article speculating that the Company had engaged a financial advisor to explore strategic alternatives.

Even if compared to the current stock price, which arguably reflects some level of deal speculation, Emulex has materially underperformed over almost any time frame.

After years of underperformance, we believe Emulex's current share price does not properly reflect the value of its underlying assets. Despite the recent concerns about growth, we believe Emulex's core fibre channel HBA product segment is a valuable asset that will continue to generate strong cash flow for years to come. The fibre channel adapter market has been clouded by concerns about a secular decline. However, we believe that these concerns are overblown and that decline rates may be far less than feared. As is typical in many technology markets, legacy technologies tend to last longer than expected and new technologies take significantly longer to proliferate. Fibre channel technology has been the standard for over 20 years and there are still thousands of customers who are committed to maintaining their fibre channel network infrastructure due to the reliability and speed of this technology. This business is particularly attractive because the market for fibre channel adapters is a duopoly, where Emulex has historically enjoyed high margins.

In addition to the fibre channel business, Emulex has developed market leading technology and owns significant intellectual property related to several high-growth products. Despite the recent challenges, Emulex's 10Gigabit Ethernet (10GbE) and Fibre Channel over Ethernet (FCoE) businesses have grown dramatically and have achieved leading market share positions. We believe that Emulex is undervalued for a variety of reasons, but primarily due to the Company's long history of poor capital allocation decisions. Specifically, Emulex has spent billions of dollars on research & development and acquisitions, yet has consistently failed to generate returns in excess of its cost of capital. Management has made a habit of announcing large acquisitions and investments, setting unrealistic growth expectations and then lowering those expectations over time. This has forced investors to heavily discount management's guidance, contributing to the depressed multiple at which the stock trades.

Since 2005, Emulex's EBITDA margins have declined from 34.8% to 10.7% as growth in operating expenses has far outpaced growth in revenue. Research & development expenses have doubled and have consistently exceeded 30% of sales, yet the Company has been growth-challenged in recent years. This continued increase in expenses has compounded the impact from the decline in the fibre channel business. The most recent example of this is apparent in Emulex's 2013 fiscal fourth quarter results. During the quarter, revenue declined 6.7%, yet operating expenses increased a staggering 22.2%, in large part due to the acquisition of Endace Limited ("Endace"), which was completed on April 1, 2013. The $10 million of announced cost savings during the quarter only partially offsets the increase in spending associated with the Endace acquisition and is by no means sufficient to offset the years of growth in operating expenses without commensurate revenue growth.

Emulex Historical Financial Performance

($ in millions)

						Fiscal Year Ended June,						
	2003	**2004**	**2005**	**2006**	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**	**2013**	**CAGR**
Total Revenue	$308	$364	$376	$403	$470	$488	$378	$399	$453	$502	$479	*4.5%*
% Growth		*18.2%*	*3.1%*	*7.2%*	*16.7%*	*3.9%*	*-22.5%*	*5.5%*	*13.4%*	*10.9%*	*-4.6%*	
Research & Development Expenses	$61	$73	$80	$90	$118	$129	$130	$127	$171	$164	$168	*10.6%*
% Growth		*19.5%*	*9.2%*	*12.1%*	*31.4%*	*9.7%*	*0.4%*	*-2.3%*	*34.7%*	*-4.3%*	*3.0%*	
Total Operating Expenses [(1)]	$121	$120	$124	$150	$197	$226	$225	$234	$286	$259	$274	*8.5%*
% Growth		*-0.4%*	*3.3%*	*20.5%*	*31.8%*	*14.5%*	*-0.3%*	*3.9%*	*22.1%*	*-9.2%*	*5.5%*	
Adjusted EBITDA [(2)]	$87	$127	$131	$120	$119	$118	$48	$53	$21	$39	$51	
% Margin	*28.1%*	*34.9%*	*34.8%*	*29.9%*	*25.3%*	*24.1%*	*12.7%*	*13.2%*	*4.6%*	*7.7%*	*10.7%*	

Source: S&P Capital IQ.
(1) Includes R&D and SG&A Expenses. (2) Calculated as operating income plus depreciation and amortization. Adjusted for some one-time expenses.

Over the past 10 years, Emulex has spent more than $2.4 billion on investments, including over $900 million on acquisitions, $1.3 billion on research & development and $230 million on capital expenditures. Despite these massive investments, Emulex's share price has languished, declining 76% since 2003. Over the same period, Emulex's enterprise value has been reduced to less than $600 million, a small fraction of the historical investments made. Clearly, there has been a persistent lack of discipline around capital allocation as many of these past investments have failed to produce a positive return. The most recent example of this is the poorly timed acquisition of Endace. While we agree that Endace is a potentially valuable business, we question the strategic logic and the timing behind the acquisition. Given the unique set of challenges that the Company currently faces, we believe that the management team should be wholly focused on improving the core business, rather than focused on expanding into new markets with large acquisitions. The acquisition of Endace for $130 million represented 75% of the Company's cash balance at the time of the acquisition. This is a huge bet despite (i) an unclear strategic rationale for the transaction, and (ii) the Company's dismal track record of capital allocation, particularly as it relates to acquisitions.

Emulex Historical Acquisitions and Investments

($ in millions)

						Fiscal Year Ended June,						
	2003	**2004**	**2005**	**2006**	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**	**2013**	**Cumulative**
Acquisitions	$254	$0	$0	$212	$13	$0	$0	$311	$0	$0	$130	$921
Research & Development	$61	$73	$80	$90	$118	$129	$130	$127	$171	$164	$168	$1,311
Capital Expenditures	$19	$48	$16	$17	$13	$28	$25	$12	$21	$15	$16	$230
Total Acquisitions & Investments	**$334**	**$122**	**$96**	**$318**	**$144**	**$157**	**$154**	**$450**	**$192**	**$178**	**$314**	**$2,461**

Source: S&P Capital IQ

As a result of this historical track record, we believe that shareholders are skeptical of management's ability to properly allocate capital and manage expenses, and the weak fourth quarter results have only fueled this skepticism. While we recognize the Company has recently made a management change, it is unclear at this juncture whether the strategy going forward will be materially different from the past. Thus far, there has been no disclosure regarding step function changes in cost structure, desired profitability, or strategic vision. It appears the current plan is very much the status quo.

Also troubling is that the composition of the Board has remained stagnant with little change despite dismal performance. Apart from the addition of two new independent directors at the request of your largest shareholder earlier this year, the remainder of the Board is composed primarily of long-time directors, who collectively have an average tenure on the Board of over 15 years. Further, instead of implementing corporate governance best practices by having former CEOs step down from the Board upon their resignation as CEO, Emulex has made a terrible habit of allowing former CEOs to remain on the Board. In fact, the current Chairman is the former CEO, and the former Chairman, who remains on the Board, is a former CEO who served from 1993-2006. If allowing former CEOs to continue to serve as Board members was not bad enough, the recent appointment of Jim McCluney as Chairman came with it a compensation agreement that entitles Mr. McCluney to a compensation package commensurate with what he earned while CEO. When combined with your promotion to CEO and associated compensation increases, Emulex is now effectively paying two CEO compensation packages.

It is time for a significant change at Emulex. Specific changes must be made to address years of dismal operating and share price performance as well as sub-optimal corporate governance. We believe a newly reconstituted Board comprised of independent directors and shareholder advocates should be able to evaluate each of Emulex's businesses with a fresh perspective and determine the right strategy to enhance shareholder value. We believe it is critical for the Board to adopt a disciplined framework by which to analyze the current cost structure, strategic positioning, and future capital allocation decisions. In addition, we believe that the Board must set margin targets that imply step-function improvements in profitability across each of its businesses and then use these targets to hold management accountable for performance.

We believe it is time for you to take immediate action to address the concerns of shareholders. We remain open to further discussions with you and the Board and are committed to ensuring that the best interests of all shareholders are represented.

Sincerely,

Peter A. Feld
Managing Member
Starboard Value LP